FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of January

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date :January 27 2004 Form 6-K	By: Amélie Laliberté [Print] Name:Amélie Laliberté Title: Investor Relations

Virginia Gold Mines Inc. 2003-2004 Second quarterly Message from the president

Virginia is pleased to present the results of the second quarter of 2003-2004 and a brief overview of activities during that period.

Upcoming Drill Campaigns
Several drilling programs will take place during winter and spring of 2004 on five different projects namely: Poste Lemoyne Extension, MegaTEM, Gayot Lake, Corvet West and Dom Showing. A minimun of 15,000 metres will be drilled during that period.

Exploration budget for 2003
Virginia’s exploration budget adds up to $7.5 million, including $4 million that is financed by our different partners and tax incentive program. Without any debt, the company has $20 million in working capital and exploration funds following the private placement of $8,082,000 in November 2003.

Also, Virginia is pleased to announce that its new, completely revised website is now accessible. We invite you to visit this new site at www.virginia.qc.ca.

Drop in and learn about the latest news on projects, along with information on the gold market and on Quebec. Factual information such as press releases, publications, studies, analyst’s recommendations on Virginia, quarterly and annual reports, as well as various events that involve Virginia, are also available on the site.

The president,
André Gaumond

Highlights :

November 28, 2003 Closing of a $8,082,000 private placement financing

November 6 2003, Update on Virginia’s Quebec exploration work

September 8 2003, The MEGATEM technology identifies two new mineralized zones

August 1 2003, Signing of a third agreement with BHP Billiton

Prospecting summer 2003

What they said about us :
"Of the stocks in our portfolio, the most attractive at current prices are Altius Minerals (ALS.V:C$2.43) and Virginia Gold (VIA.T:C$1.35). I consider both core positions based entirely on the competence and quality of their management teams."
Paul Van Eeden
www.paulvaneeden.com

All those documents are on our website at :
www.virginia.qc.ca

VIRGINIA GOLD MINES INC.

Management Analysis of Results of Operations and Financial Position

Nature of operations

Virginia specializes in gold and base metal exploration in Quebec. Throughout several years, the company has concentrated its activities outside of established mining camps and previously explored areas. Virginia has profited from all the various exploration incentives available from both levels of government. Furthermore, the company is privileged to be in partnership with major mining companies in order to share the risk of exploration and to discover large deposits or new mining camps.

Results of Operations

The Company suffered a net loss of 235 029 $ during the first six-month period compared to 700 369 $ for the corresponding period of the previous fiscal year. Interest revenues have more than doubled during the first quarter. A reorganization of investments explains this gap. The company also receives fees for its role as the operator of projects in partnership. During the quarter ended August 31, 2002, 65 540 $ relating to the implementation of new standards for stock-based payments has been included in the professional fees. The increase in offices expenses is due to a compensation of 47 859 $ paid to holders of stock options who have renounced to a total of 1 074 679 options last July. The increase in general exploration costs is due to an increase in research of new projects with its partner Billiton Resources Canada inc. Lac à David property has been abandoned during the first six-month period as well as 81% of the Fosse PT-PD property.

Liquidity and Financing

Virginia’s working capital remains excellent at 12 884 073 $, decreasing by 273 231 $ from the beginning of the period. The company also has exploration funds of 7 506 670 $ that will finance exploration work during the next fiscal years. The company has no debt and the working capital will cover the cost of current expenses and some explorations costs in future years. The company has proceeded with a financing totalling 8 082 000 $, 575 330 $ of which have served in paying financing fees and 7 506 670 $ have been added to the exploration fund. 166 667 warrants have been exercised for a total of 250 000 $ and 277 116 stock options have been exercised for a total of 191 647 $.

Risk and uncertainties

The Company is considered to be in the exploration stage, thus it is dependent on obtaining regular financing in order to continue exploration. Despite previous success in acquiring this financing, there is no guarantee of obtaining any future financing.

Outlook

The Company will be extremely active in exploration throughout the next months. This Fall, work will mainly be carried out on Eleonore, Corvette East, Lac Noëlla and Coulon properties.

Management's Responsibility for Financial Information

Virginia’s financial statements are the responsibility of the company’s management, and have been approved by the board of directors. The financial statements were prepared by the company’s management in accordance with generally accepted Canadian accounting principles. The financial statements include certain amounts based on the use of estimates and assumptions. Management has established these amounts in a reasonable manner, in order to ensure that the financial statements are presented fairly in all material respects.

(s) André Gaumond
President and CEO

(s) Gaétan Mercier
Chief Financial Officer

VIRGINIA GOLD MINES INC. (An exploration company) Balance sheets (expressed in Canadian dollars)
	November 30, 2003 $ (unaudited)	May 31, 2003 $ (audited)
ASSETS
Current assets
Cash and cash equivalents	2 170 523	1 197 687
Short-term investments (quoted value $9 219 030, 10 016 609 $)	8 828 399	9 907 996
Amounts receivable	2 319 524	2 728 211
Prepaid expenses	37 447 ___________________	33 606 ___________________
	13 355 893	13 867 500

Exploration funds	7 506 670	242 859
Long-term investments (quoted value $340 377, $129 799)	163 442	171 180
Office equipment, at cost less accumulated depreciation of $7 949 ($6 955 as at May 31, 2003)	4 831	5 484
Mining properties	8 052 271	7 298 353
Web site development expenses, at cost less accumulated amortization of $1 015($675 as at May 31, 2003)	5 042 ___________________	3 825 ___________________
	29 088 149 ___________________	21 589 201 ___________________

LIABILITIES Current liabilities Accounts payable and accrued liabilities
Related companies	119 762	63 270
Others	352 058 ___________________	646 926 ___________________
	471 820 ___________________	710 196 ___________________

SHAREHOLDERS' EQUITY
Share capital	52 307 560	45 060 060
Stock options	89 953	65 540
Warrants	700 440	---
Deficit	(24 481 624) ___________________	(24 246 595) ___________________
	28 616 329 ___________________	20 879 005 ___________________
	29 088 149 ___________________	21 589 201 ___________________

VIRGINIA GOLD MINES INC.
(An exploration company)
Statements of Earning and Deficit
For the periods of three (3) and six (6) months ended November 30, 2003 and 2002 (unaudited)
(expressed in Canadian dollars)
	2003 3 months $	2002 3 months $	2003 6 months $	2002 6 months $
Revenue
Dividends	81 640	77 844	159 263	159 518
Interests	121 833	94 186	346 444	184 847
Fees	9 663 _________	32 036 _________	62 006 _________	71 685 _________
	213 136 _________	204 066 _________	567 713 _________	416 050 _________
Expenses
Professional and maintenance fees	31 678	50 693	55 048	151 188
Management fees	50 055	51 471	79 055	74 307
Rent and office expenses	111 974	120 714	280 318	235 052
Advertising and exhibitions	42 449	31 132	49 782	47 581
Travelling	35 676	29 924	41 732	39 428
Depreciation of office equipment	680	355	993	710
Amortization of web site development expenses	53	---	340	---
General exploration cost	47 519	32 741	215 356	91 465
Cost of abandoned mining properties	59 869	73 208	79 793	479 339
Loss (gain) on sale of short-term investments	(43 008)	18 839	(5 545)	(26 154)
Loss on sale of long-term investments	2 852 _________	28 419 _________	2 852 _________	28 594 _________
	339 797 _________	437 496 _________	799 724 _________	1 121 510 _________
Loss for the period before income taxes	(126 661)	(233 430)	(232 011)	(705 460)
Income taxes	5 217 _________	10 227 _________	3 018 ___________	(5 091) ___________
Net loss for the period	(131 878)	(243 657)	(235 029)	(700 369)
Deficit - Beginning of period	(24 349 746) _________	(23 162 919) _________	(24 246 595) ___________	(22 706 207) ___________
Deficit - End of period	(24 481 624) ___________	(23 406 576) ___________	(24 481 624) ___________	(23 406 576) ___________
Basic and diluted net loss per share	(0,004) _________	(0,008) _________	(0,007) _____________	(0,024) _____________
Basic and diluted weighted average number of shares outstanding	32 822 369 ___________	29 562 106 ___________	31 764 944 ___________	29 492 661 ___________
VIRGINIA GOLD MINES INC. (An exploration company) Statements of Cash Flows For the periods of three (3) and six (6) months ended November 30, 2003 and 2002 (unaudited) (expressed in Canadian dollars)
	2003 3 months $	2002 3 months $	2003 6 months $	2002 6 months $
Cash flows from operating activities
Net loss for the period	(131 878)	(243 657)	(235 029)	(700 369)
Items not affecting cash and cash equivalents
Cost of abandoned mining properties	59 869	73 208	79 793	479 339
Depreciation of office equipment	680	355	993	710
Amortization of web site development expenses	53	---	340	---
Compensation cost of stock options	---	---	24 413	65 540
Loss (gain) on sale of short-term investments	(40 156)	18 839	(2 693)	(26 154)
Loss on sale of long-term investments	--- ___________	28 419 ___________	--- ___________	28 594 ___________
	(111 432) ___________	(122 836) ___________	(132 183) ___________	(152 340) ___________
Net change in non-cash working capital items
Income taxes recoverable	---	10 501	---	3 340
Amounts receivable	1 295 525	119 486	1 035 687	(42 462)
Prepaid expenses	2 857	165 309	(3 841)	4 962
Accounts payable and accrued liabilities	15 233 ___________	(429 767) ___________	(421 988) ___________	(264 420) ___________
	1 313 615 ___________	(134 471) ___________	609 858 ___________	(298 580) ___________
	1 202 183 ___________	(257 307) ___________	477 675 ___________	(450 920) ___________
Cash flows from financing activities
Increase in share capital issued for cash, net of share issue expenses	7 238 625	485 532	7 247 500	1 275 289
Inscrease in warrants	700 440 ___________	--- ___________	700 440 ___________	--- ___________
	7 939 065 ___________	485 532 ___________	7 947 940 ___________	1 275 289 ___________
Cash flows from investing activities
Change in short-term investments	585 613	(689 577)	1 090 028	(146 219)
(Increase) decrease in exploration funds	(7 361 407)	529 443	(7 263 811)	236 166
Change in long-term investments	---	28 890	---	51 180
Increase in mining properties	(1 219 358)	(725 966)	(1 277 099)	(867 792)
Additions to office equipment	(340)	255	(340)	---
Web site development expenses	(1 557) ___________	--- ___________	(1 557) ___________	--- ___________
	(7 997 049) ___________	(856 955) ___________	(7 452 779) ___________	(726 665) ___________
Net change in cash and cash equivalents	1 144 199	(628 730)	972 836	97 704
Cash and cash equivalents - Beginning of period	1 026 324 ___________	2 079 141 ___________	1 197 687 ___________	1 352 707 ___________
Cash and cash equivalents - End of period	2 170 523 ___________	1 450 411 ___________	2 170 523 ___________	1 450 411 ___________

Additional information
Interests cashed	144 135	33 398	552 778	77 689
Income taxes paid	5 826	3 556	10 714	6 126
Long-term investments transferred in short-term investments	---	---	7 738	---
Tax credit and mining rights receivable related to exploration costs applied against mining properties	627 000	823 000	627 000	823 000
Acquisition of mining properties included in accounts payable and accrued liabilities	183 612	557 316	183 612	557 316

VIRGINIA GOLD MINES INC. (An exploration company) Notes to Intermediary Financial Statements (unaudited) (expressed in Canadian dollars)

1 Summary of significant accounting policies

Intermediary financial informations

The financial information as at November 30, 2003 and for the periods ended November 30, 2003 and 2002 is unaudited. However, in the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal recurring nature. Intermediary results may not necessarily be indicative of results anticipated for the year.

These intermediary financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company’s most recent annual financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These intermediary financial statements should be read in conjunction with the company’s most recent annual financial statements.

Stock option plan and new accounting policy

On June 1, 2002, the company adopted the new recommendations of the Canadian Institute of Chartered Accountants relating to accounting for stock-based compensation and other stockbased payments. It has elected not to use the fair value method to account for options granted to key employees, managers and directors. Accordingly, compensation expenses is recorded for the excess, if any, of the fair value of the shares of the date of grant over the exercise price of the options. The company provides pro-forma earnings and earnings per share information as if the fair value method had been used. All options and similar instruments that are granted to nonemployees are accounted for at fair value.

The expenses related to the stock options granted to suppliers have been classified under the headings «Professional Fees» and «General Exploration Cost». For the six-month period ended November 30, $24 413 have been accounted for.

VIRGINIA GOLD MINES INC. (An exploration company) Notes to Intermediary Financial Statements (unaudited) (expressed in Canadian dollars)
2 Mining properties	Undivided interest %	Balance as at June 1, 2003 $	Costs incurred $	Mining properties abandoned $	Balance as at November 30, 2003 $

Kogaluk (2 permits & 17 claims)
Mining property	---	9 855	---	---	9 855
Exploration costs		111 959 ___________	--- ___________	--- ___________	111 959 ___________
		121 814 ___________	0 ___________	0 ___________	121 814 ___________

Baie Payne (2 permits & 104 claims)
Mining property	50	20 977	1 950	---	22 927
Exploration costs		117 551 ___________	--- ___________	--- ___________	117 551 ___________
		138 528 ___________	1 950 ___________	0 ___________	140 478 ___________

Chutes des passes (476 claims)
Mining property	100	106 751	---	---	106 751
Exploration costs		280 176 ___________	20 429 ___________	--- ___________	300 605 ___________
		386 927 ___________	20 429 ___________	0 ___________	407 356 ___________

La Grande Sud (2 permits & 43 claims)
Mining property	100	585 968	---	---	585 968
Exploration costs		2 973 916 ___________	--- ___________	--- ___________	2 973 916 ___________
		3 559 884 ___________	0 ___________	0 ___________	3 559 884 ___________

Auclair (1 permit & 102 claims)
Mining property	100	250 389	371	---	250 760
Exploration costs		168 502 ___________	--- ___________	--- ___________	168 502 ___________
		418 891 ___________	371 ___________	0 ___________	419 262 ___________

Lac Gayot (4 permits & 109 claims)
Mining property	100	29 536	---	---	29 536
Exploration costs		567 200 ___________	--- ___________	--- ___________	567 200 ___________
		596 736 ___________	0 ___________	0 ___________	596 736 ___________

Poste Lemoyne Extension (1 permit and 49 claims)
Mining property	50	8 132	1 588	---	9 720
Exploration costs		276 292 ___________	18 475 ___________	--- ___________	294 767 ___________
		284 424 ___________	20 063 ___________	0 ___________	304 487 ___________

Lac Noëlla (1 permit and 40 claims)
Mining property	100	52 757	---	---	52 757
Exploration costs		423 153 ___________	277 384 ___________	--- ___________	700 537 ___________
		475 910 ___________	277 384 ___________	0 ___________	753 294 ___________

Éléonore (125 claims)
Mining property	100	14 930	9 975	---	24 905
Exploration costs		89 667 ___________	422 549 ___________	--- ___________	512 216 ___________
		104 597 ___________	432 524 ___________	0 ___________	537 121 ___________

Megatem (1 759 claims)
Mining property	45	31 192	---	---	31 192
Exploration costs		537 258 ___________	275 505 ___________	--- ___________	812 763 ___________
		568 450 ___________	275 505 ___________	0 ___________	843 955 ___________

Megatem 3 (228 claims)
Mining property	49	---	---	---	---
Exploration costs		223 200 ___________	--- ___________	--- ___________	223 200 ___________
		223 200 ___________	0 ___________	0 ___________	223 200 ___________

Others
Mining property		165 990	85 198	(20 932)	230 256
Exploration costs		253 002 ___________	369 787 ___________	(58 861) ___________	563 928 ___________
		418 992 ___________	454 985 ___________	(79 793) ___________	794 184 ___________
Tax credit and mining rights		--- ___________	(649 500) ___________	--- ___________	(649 500) ___________
		7 298 353 ___________	833 711 ___________	(79 793) ___________	8 052 271 ___________

VIRGINIA GOLD MINES INC.
(An exploration company)
Statements of deferred exploration expenses
(expressed in Canadian dollars)
For the periods of three (3) and six (6) months ended November 30, 2003 (unaudited)
	3 months $	6 months $
Balance - Beginning of period	7 461 654	7 298 353
Expenses incurred at beginning of period
Claims and permits	85 453	99 083
Analysis	29 733	60 778
Drilling	127 076	213 646
Geophysics	43 292	127 683
Geology	79 834	181 251
Airborne surveys	119 850	119 850
Stripping	65 275	65 779
Transport	301 539	343 725
Dynamiting	16 730	18 110
Salaries	141 361	220 982
Lodging	24 843 ___________	32 324 ___________
	1 034 986	1 483 211
Abandoned mining properties	(59 869)	(79 793)
Tax credit, mining rights and grants	(384 500) ___________	(649 500) ___________
	(444 369) ___________	(729 293) ___________
Balance - End of period	8 052 271 ___________	8 052 271 ___________

VIRGINIA GOLD MINES INC.
(An exploration company)
Notes to Intermediary Financial Statements (unaudited)
(expressed in Canadian dollars)

3 Share Capital

Authorized
Unlimited number of common shares, without par value 36 533 469 shares issued and allotted *

* 369 877 shares are subject to escrow and cannot be released without the consent of regulated authorities.

4 Purchase warrants

	Number	Weighted average exercise price $
Outstanding - beginning of period	1 037 180	1,66
Granted	3 044 220	1,94
Exercised	(166 667)	1,50
Expired	0	0,00
Outstanding - end of period	3 914 733	1,89
Warrants expire at the latest in May 2005.

5 Stock Option Plan

The company established a stock option plan as described in note 9 of the audited annual financial statements. The following tables present the stock option activity since June 1, 2003 and summarize information about fixed stock options outstanding and exercisable as at November 30:

2003
		Number	Weighted average exercise price $
Outstanding - Beginning of the period		3 977 682	0,72
Exercised		(277 116)	0,69
Granted		125 000	0,90
Matured or cancelled		(1 099 679)	0,71
Outstanding and exercisable - End of period		2 725 887	0,73

	Options outstanding and exercisable as at Nov. 30, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price $
Range of exercise prices
$0,43 to $0,90	2 723 887	4,73	0,73
1,25	2 000	6,20	1,25

The fair value of options was estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

Period ended November 30, 2003

Risk-free interest rate; 3.62%
Expected volatility; 56%
Dividend yield; nil
Weighted average expected life; 60 months
Weighted average fair value of options granted; $0.465

The company recognizes, as a compensation cost arising from awards to key employees, officers and directors the excess, if any, of the fair value of the shares at the date of grant over the exercise price of the options. No compensation cost has been accounted for in the financial statements for the year ended November 30, 2003. The fair value of stock options granted to key employees, officers and directors during the year amounts to $33,713. If the fair value based method had been used to account for stock-based compensation costs related to stock options granted to key employees, officers and director, the loss and related loss per share would be as follows:

Period ended November 30, 2003

Pro-forma loss for the period 268 742$
Pro-forma basic and diluted loss per share 0,008$

The pro-forma loss does not consider the impact of awards granted before June 1, 2003.

The compensation cost arising from stock options granted to suppliers amounts to $24,413 for the period ended November 30, 2003. The compensation cost has been included in professional fees and general exploration cost and the related credit has been recognized in the stock options recorded under Shareholders' Equity.

6 Differences between Canadian and U.S. GAAP
These intermediary financial statements are prepared in accordance with Canadian GAAP which differ in certain respects from U.S. GAAP. Note 18 to the company’s most recent annual financial statements describes the material differences between Canadian and U.S. GAAP. This note describes additional changes occurring since the most recent annual financial statements and provides a quantitative analysis of the material differences. All disclosures required in annual financial statements under U.S. GAAP have not been provided in these intermediary financial statements.

Reconciliation of net loss to conform with U.S. GAAP

The following summary sets out the material adjustments to the company's reported net loss and net loss per share which would be made to conform with U.S. GAAP.

	Three-month periods ended		Six-month periods ended
	November 30, 2003 $	November 30, 2002 $	November 30, 2003 $	November 30, 2002 $
Net loss for the period in accordance with Canadian GAAP	131 878	243 657	235 029	700 369
Mining properties	590 617	387 074	753 918	122 769
Stock options granted to non-employees and repricing	457 598 ___________	509 152 ___________	592 797 ___________	509 152 ___________
Net loss for the period in accordance with U.S. GAAP	1 180 093	1 139 883	1 581 744	1 332 290
Other comprehensive loss Unrealized (gains) loss on short-term investments	(318 975)	485 365	(282 018)	207 809
Unrealized losses (gains) on long-term investments	(104 309) ___________	(141 752) ___________	(218 316) ___________	218 230 ___________
Comprehensive loss	756 809 ___________	1 483 496 ___________	1 081 410 ___________	1 758 329 ___________

Basic and diluted net loss per share in accordance with U.S. GAAP	0,036 ___________	0,039 ___________	0,050 ___________	0,045 ___________

Basic and diluted weighted average number of shares issued and outstanding in accordance with U.S. GAAP	32 822 369 ___________	29 562 106 ___________	31 764 944 ___________	29 492 661 ___________

As a result of the above adjustments to net loss, differences with respect to the shareholders' equity under U.S. GAAP are as follows:
	As at November 30, 2003 $ (unaudited)	As at May 31, 2003 $ (audited)
Share capital
Share capital in accordance with Canadian GAAP	52 307 560	45 060 060
Stock options	89 953	65 540
Warrants	700 440	---
Stock-based compensation costs	2 846 129 ___________	2 253 332 ___________
Share capital in accordance with U.S. GAAP	55 944 082 ___________	47 378 932 ___________

Accumulated deficit
Deficit in accordance with Canadian GAAP	24 481 624	24 246 595
Mining properties	8 052 271	7 298 353
Stock-based compensation costs	2 846 129 ___________	2 253 332 ___________
Deficit in accordance with U.S. GAAP	35 380 024 ___________	33 798 280 ___________
Other accumulated comprehensive income Unrealized gains on short-term investments
Balance - Beginning of period	108 613	232 631
Unrealized gains (losses) arising during the period	282 018 ___________	(124 018) ___________
Balance - End of period	390 631 ___________	108 613 ___________

Unrealized (gains) losses on long-term investments
Balance - Beginning of period	(41 381)	(223 311)
Unrealized gains arising during the period	218 316 ___________	181 930 ___________
Balance - End of period	176 935 ___________	(41 381) ___________
Other accumulated comprehensive income	567 566 ___________	67 232 ___________

Balance Sheets
	November 30, 2003 $ (unaudited)	May 31, 2003 $ (audited)
Current assets
Cash and cash-equivalents	2 170 523	1 197 687
Short-term investments	9 219 030	10 016 609
Amounts receivable	2 319 524	2 728 211
Prepaid expenses	37 447 ___________	33 606 ___________
	13 746 524	13 976 113

Exploration funds	7 506 670	242 859
Long-term investments	340 377	129 799
Office equipment	4 831	5 484
Web site development expenses	5 042 ___________	3 825 ___________
	21 603 444 ___________	14 358 080 ___________

Current liabilities
Accounts payable and accrued liabilities	119 762	63 270
Related companies	352 058 ___________	646 926 ___________
Others	471 820 ___________	710 196 ___________
	55 944 082	47 378 932

Shareholders' Equity
Share capital	(35 380 024)	(33 798 280)
Deficit	567 566 ___________	67 232 ___________
Other accumulated comprehensive income	21 131 624 ___________	13 647 884 ___________
	21 603 444 ___________	14 358 080 ___________

Statements of cash flows
	Three-month periods ended		Six-month periods ended
	November 30, 2003 $	November 30, 2002 $	November 30, 2003 $	November 30, 2002 $
Operating activities	(17 175)	(1 557 965)	(799 424)	(1 893 404)
Financing activities	7 939 065	1 589 667	7 947 940	2 086 147
Investing activities	(6 777 691) ___________	(660 432) ___________	(6 175 680) ___________	(95 039) ___________
Increase (decrease) in cash and cash equivalents	1 144 199	(628 730)	972 836	97 704
Cash and cash equivalents - Beginning of period	1 026 324 ___________	2 079 141 ___________	1 197 687 ___________	1 352 707 ___________
Cash and cash equivalents - End of period	2 170 523 ___________	1 450 411 ___________	2 170 523 ___________	1 450 411 ___________

Statements of earnings
	Three-month periods ended		Six-month periods ended
	November 30, 2003 $	November 30, 2002 $	November 30, 2003 $	November 30, 2002 $
Revenues	256 144	185 227	573 258	442 204
Expenses	1 431 020 ___________	1 314 883 ___________	2 151 984 ___________	1 779 585 ___________
Loss for the period before income taxes	(1 174 876)	(1 129 656)	(1 578 726)	(1 337 381)
Income taxes	5 217 ___________	10 227 ___________	3 018 ___________	(5 091) ___________
Net loss for the period in accordance with U.S. GAAP	(1 180 093) ___________	(1 139 883) ___________	(1 581 744) ___________	(1 332 290) ___________

Accounting for stock-based compensation
	Three-month periods ended		Six-month periods ended
	November 30, 2003 $	November 30, 2002 $	November 30, 2003 $	November 30, 2002 $
Net loss for the period in accordance with U.S. GAAP	1 180 093	1 139 883	1 581 744	1 332 290
Adjustment related to stock options granted to directors and managers	--- ___________	--- ___________	33 713 ___________	36 800 ___________
Pro-forma net loss for the period	1 180 093 ___________	1 139 883 ___________	1 615 457 ___________	1 369 090 ___________
Pro-forma net loss per share	0,036 ___________	0,039 ___________	0,051 ___________	0,046 ___________